                                                                    EXHIBIT 99.6
                              LICHTIN PROPERTIES

                         Combined Financial Statements

                          December 31, 1994 and 1995

                   Report of Independent Public Accountants


To the Partners and Shareholders of Lichtin Properties:

        We have audited the accompanying combined balance sheets of Lichtin Properties, as defined in Note 1, as of December 31, 1994 and 1995 and the related combined statements of operations, owners' deficit and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Lichtin Properties' management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lichtin Properties as of December 31, 1994 and 1995 and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



Atlanta, Georgia                                        ARTHUR ANDERSEN LLP
September 24, 1996

                              LICHTIN PROPERTIES
                            Combined Balance Sheets

                                (In thousands)


                                        December 31,        June 30,
                                   ---------------------  -----------
                                      1994       1995        1996
                                                          (Unaudited)
Assets
Real estate assets:
   Land                             $  2,449   $  3,321   $  4,422
   Buildings and improvements         58,486     70,368     86,648
                                   --------------------   --------
   Accumulated depreciation          (14,790)   (17,696)   (19,244)
     Operating real estate assets     46,145     55,993     71,826
   Developments in progress            8,920     14,484      3,524
   Land held for development           3,285      2,606      2,017
                                   --------------------   --------
     Net real estate assets           58,350     73,083     77,367

Cash and cash equivalents              2,205        783        276
Receivables:
   Trade                                 998      1,769      1,763
   Related party                         109        116        116
Deferred costs, net                    2,702      3,210      3,564
Other assets                             415        507        448
                                   --------------------   --------
                                   $  64,779  $  79,468   $ 83,534
                                   ====================   ========

Liabilities and Owners Deficit

Notes payable                       $ 71,039  $  86,151   $ 92,096
Line of credit borrowings              1,424      2,519      3,407
Notes payable and accrued interest-
   related parties                     7,242      8,241      8,819
Accounts payable:
   Trade                               3,438      3,539      1,798
   Related parties                       252        299        148
Accrued interest payable                 431        677        717
Property taxes payable                   560        654        492
Other liabilities                        212        119        478
                                   --------------------   --------
      Total liabilities               84,598    102,199    107,955
                                   --------------------   --------
Owners Deficit                       (19,819)   (22,731)   (24,421)
                                   --------------------   --------
                                   $  64,779  $  79,468   $ 83,534
                                   ====================   ========



The accompanying notes are an integral part of these combined balance sheets.

                              LICHTIN PROPERTIES
                       Combined Statements of Operations

                                (In thousands)

                                                                   Six Months
                                  Year Ended December 31,        Ended June 30,
                               ----------------------------   -----------------
                                 1993      1994      1995       1995      1996
                               ----------------------------   -----------------
                                                                  (Unaudited)
Revenue
Rental                         $ 6,731   $ 7,765   $ 10,245   $ 4,877   $ 5,609
Tenant reimbursements            2,648     2,906      3,374     1,524     1,709
Other                                4         -         24         -        53
                               ----------------------------   -----------------
                                 9,383    10,671     13,643     6,401     7,371
                               ----------------------------   -----------------

Expenses

Property operating and
  maintenance                    2,223     2,351      3,029     1,424     1,700
Real estate taxes                  618       651        817       409       494
Depreciation and amortization    2,344     2,630      3,264     1,572     1,840
Interest                         4,828     5,038      6,699     3,279     3,659
Interest - related parties         310       332        395       209       234
Amortization of deferred
  financing costs                  201       173        191        87       107
General and administrative         711       848      1,154       469       568
                               ----------------------------   -----------------
                                11,235    12,023     15,549     7,449     8,602
                               ----------------------------   -----------------

Operating Loss                  (1,852)   (1,352)    (1,906)   (1,048)   (1,231)

Gain on sale of property             -         -      1,245         -         -
Interest income                      5         5         18         9        13
                               ----------------------------   -----------------

Net Loss                     $  (1,847) $ (1,347)   $  (643)  $(1,039)  $(1,218)
                               ----------------------------   -----------------



The accompanying notes are an integral part of these combined financial statements.

                              LICHTIN PROPERTIES
                    COMBINED STATEMENTS OF OWNERS' DEFICIT

                                (In thousands)



Owners' Deficit, December 31, 1992                       $  (16,164)
Net loss                                                     (1,847)
Distributions                                                   (20)
                                                         ----------

Owners Deficit, December 31, 1993                           (18,031)
Net loss                                                     (1,347)
Distributions                                                  (441)
                                                         ----------

Owners Deficit, December 31, 1994                           (19,819)
Net loss                                                       (643)
Distributions                                                (2,269)
                                                         ----------

Owners Deficit, December 31, 1995                           (22,731)
Net loss (Unaudited)                                         (1,218)
Distributions (Unaudited)                                      (472)
                                                         ----------
Owners Deficit, June 30, 1996 (Unaudited)                $  (24,421)
                                                         ==========

The accompanying notes are an integral part of these combined financial statements.

                              LICHTIN PROPERTIES
                       COMBINED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                     Six Months
                                                 Year Ended December 31,            Ended June 30,
                                            ---------------------------------    --------------------
                                                1993       1994        1995         1995       1996
                                            ---------------------------------    --------------------
Operating Activities                                                                  (Unaudited)
Net loss                                    $  (1,847)  $  (1,347)  $    (643)   $  (1,039) $  (1,218)
Adjustments to reconcile net loss
to net cash provided by (used in)
operating activities:
   Depreciation and amortization                2,344       2,630       3,264        1,572      1,840
   Amortization of deferred
     financing costs                              201         173         191           87        107
   Straight-line rent revenue                    (232)       (379)       (258)        (129)      (140)
   Gain on sale of property                         -           -      (1,245)           -          -
Net change in:
   Receivables                                     82        (212)        (58)         105       (317)
   Deferred lease costs                          (230)     (1,050)       (946)        (448)      (657)
   Other assets                                    (4)       (383)        (92)         (17)        59
   Accounts payable and accrued expenses          391         520         899           59        (26)
   Other liabilities                               38        (178)        (93)         312        359
                                            ---------------------------------    --------------------
     Net cash provided by (used in)
       operating activities                       743        (226)      1,019          502          7
                                            ---------------------------------    --------------------
Investing Activities
Property acquisition, development and
   construction                                (3,889)    (17,297)    (30,840)     (14,414)    (6,900)
Proceeds from sale of property                      -           -      14,824            -          -
                                            ---------------------------------    --------------------
     Net cash used in investing activities     (3,889)    (17,297)    (16,016)     (14,414)    (6,900)
                                            ---------------------------------    --------------------
Financing Activities
Line of credit proceeds (repayments), net        (476)       (185)      1,095          832        888
Proceeds from mortgage, construction and
   other notes payable                         27,101      42,280      27,331       12,908     12,661
Payments of mortgage, construction and
   other notes payable                        (22,139)    (21,844)    (12,218)      (1,397)    (6,716)
Proceeds from related party notes payable       2,338       2,202         841            -        146
Repayments of related party notes payable      (2,873)     (1,848)       (902)           -          -
Deferred financing costs                         (373)       (915)       (303)         (35)      (121)
Distributions to owners                           (20)       (441)     (2,269)        (336)      (472)
                                            ---------------------------------    --------------------
Net cash provided by financing activities       3,558      19,249      13,575       11,972      6,386
                                            ---------------------------------    --------------------
Increase (decrease) in cash and cash
   equivalents                                    412       1,726      (1,422)      (1,940)      (507)
Cash and cash equivalents, beginning of
   period                                          67         479       2,205        2,205        783
                                            ---------------------------------    --------------------
Cash and cash equivalents, end of period    $     479    $  2,205  $      783    $     265  $     276
                                            =================================    ====================

The accompanying notes are an integral part of these combined financial statements.

                              LICHTIN PROPERTIES

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BUSINESS

Lichtin Properties (the "Company") represents the combined office and industrial building development, construction and management operations of Lichtin Properties, Inc. and its affiliated partnerships and corporations. The Company began operations in 1977 and is owned primarily by members of two families. The accompanying combined financial statements include the financial condition and results of operations of the following entities:

        Lichtin Properties, Inc. (a Subchapter S corporation)
        Morrisville Industrial Associates (a general partnership)
        Perimeter Park Associates (a general partnership)
        Perimeter Park West Associates Limited Partnership
        Interchange Associates Limited Partnership
        Woodlake Limited Liability Company
        Interchange II LLC
        Woodlake II LLC
        6501 Weston Parkway LLC
        Woodlake III LLC (formed in 1996)

As of December 31, 1995, the Company owned and managed 22 warehouse and office buildings comprising approximately 1.5 million square feet located in central North Carolina's Research Triangle Area. In addition, three buildings were under development or in lease-up comprising an additional 280,000 square feet.

2.  Summary of Significant Accounting Policies

Basis of Presentation and Principles of Combination

The accompanying financial statements of the Company have been presented on a combined basis because of the common ownership, control and management and because the entities are expected to be the subject of a business combination with a real estate investment trust (see Note 9). All significant intercompany balances and transactions have been eliminated in the combined financial statements.

Real Estate Assets

Real estate assets are stated as the lower of depreciated cost or net realizable value. Major improvements and replacements are capitalized and depreciated over their estimated useful lives when they extend the useful life, increase capacity or improve efficiency of the related asset. All other repairs and maintenance are expensed as incurred. Costs related to the acquisition, planning, development and construction of buildings and improvements, including overhead costs, interest, property taxes and insurance incurred during the construction period are capitalized.

Depreciation is calculated using the straight-line method over 35 years for buildings and improvements. Tenant improvements are capitalized and depreciated using the straight-line method over the term of the related lease.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include overnight investments in North Carolina municipal bonds. The Company maintains, from time to time, cash deposits in excess of federally insured amounts at one banking institution.

Revenue Recognition

All leases are classified as operating leases and the related rental income is recognized on a straight-line basis over the terms of the respective leases. Straight-line rent receivables totaled $611,000 and $868,000 as of December 31, 1994 and 1995, respectively. Tenant reimbursements for property taxes and other recoverable expenses are recognized as revenues in the period the applicable expenses are incurred. Uncollectible tenant receivables are charged to expense in the period that they are deemed uncollectible by management.

Deferred Costs

Costs incurred to procure operating leases are capitalized and amortized on a straight-line basis over the terms of the related leases. Costs incurred in conjunction with financing arrangements are capitalized and amortized over the related loan terms using a method approximating the interest method. Unamortized lease and financing costs are written off upon the early termination of the related lease or loan agreement.

Sales of Real Estate

Sales of real estate are accounted for under the full accrual method. Under that method, gain is not recognized until the collectibility of the sales price is reasonably assured and the earnings process is virtually complete. When a sale does not meet the requirements for income recognition, gain is deferred until those requirements are met.

Income Taxes

The Company is not a legal entity subject to income taxes. The combined entities consist of a subchapter S corporation, limited liability companies, and limited and general partnerships whose owners are taxed on their proportionate share of each legal entity's taxable income (loss). Therefore, no provision or liability for income taxes has been included in the accompanying combined financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In March 1995, SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," was issued. SFAS 121 established new standards on how impairment losses on long-lived assets, including real estate assets, should be measured. The Company adopted SFAS 121 in the first quarter of 1996 resulting in no impact on its combined financial statements.

Unaudited Interim Financial Statements

The combined financial statements for the six months ended June 30, 1995 and 1996 are unaudited; however, they have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the combined financial statements for these interim periods have been included. The results for the interim periods ended June 30, 1995 and 1996 are not necessarily indicative of the results to be obtained for the full fiscal years ending December 31, 1995 and 1996, respectively.

3.  DEFERRED COSTS

Deferred costs at December 31, 1994 and 1995 consist of the following (in thousands):

                                            1994         1995
                                           ------------------
Deferred lease costs                       $ 2,150    $ 2,630
Deferred financing costs                     1,750      1,595
                                           ------------------
                                             3,900      4,225
Less accumulated amortization               (1,198)    (1,015)
                                           ------------------
                                           $ 2,702    $ 3,210
                                           ==================
4.  INDEBTEDNESS

As of December 31, 1995, the Company had outstanding borrowings of $2,519,000 under a $3,150,000 revolving line of credit facility, which is used for construction, development and general operating purposes. The line of credit is secured by 96 acres of land and is guaranteed by the two principal owners of the Company. Minimum monthly payments are $40,000, including interest at the lender's prime rate (8.5% at December 31, 1995). The line of credit matures in March 1998.

The Company's mortgage, construction and other notes payable at December 31, 1994 and 1995 consist of the following (in thousands):

                                                             1994        1995
                                                             -----------------
Mortgage note, payable monthly, including interest at
  9.24%, due in 2004                                      $16,380       $16,220
Mortgage note, payable monthly, including interest at
  9.625%, due in 2000                                      13,420        13,267
Mortgage note, payable monthly, including interest at
  10.15%, due in 1997                                       5,249         5,217
Mortgage note, payable monthly, including interest at
  9.5%(a)                                                   4,258         4,217
Mortgage note, payable monthly, including interest at
  8.625% due in 2012                                        3,969         3,869
Mortgage note, payable monthly, including interest at
  8.625%, due in 2000(b)(c)                                 3,572         3,522
Mortgage note, payable monthly, including interest at
  9.625%, due in 1996(c)                                    3,487         3,438
Mortgage note, payable monthly, including interest at
  9.89%(a)                                                  3,135         3,107
Mortgage note, payable monthly, including interest at
  9.6%, due in 1996(e)                                      3,027         2,991
Mortgage note, payable monthly, including interest at
  9%, due in 2003(b)                                        2,970         2,947
Mortgage note, payable monthly, including interest at
  9.375%, due in 1999(b)                                    2,951         2,927
Mortgage note, payable monthly, including interest at
  9.375%, due in 1999                                       2,754         2,732
Mortgage note, payable monthly, including interest at
  7.625%, due in 2001(b)                                    2,816         2,707
Construction loans, interest payable at LIBOR plus 2.5% to
  bank prime plus 1/2% (8% to 9% at December 31, 1995),
  due from 1996 to 2000(b)(d)                               2,796        18,580
Notes payable, due monthly, interest ranging from 6% to
  bank prime rate, due from 1996 to 1998                      172           347
Equipment obligation, payable monthly, including interest
  at 9.5%, due in 1998                                         81            63
                                                           --------------------
                                                           $71,039      $86,151
                                                           ====================

(a) Notes were refinanced in 1996. Principal and interest are payable monthly at 8.0%, due in 2006.
(b)     Notes are partially or fully guaranteed by certain Company owners.
(c) Notes were refinanced and combined into one note in August 1996. Principal and interest are payable monthly at 8.25%, due in 2006.
(d) One construction loan totaling $5,547,000 at December 31,1995 and due in 1996 was refinanced in September 1996. Principal and interest under the new mortgage note are payable monthly at 9.5%, due in 2006.
(e) Note was refinanced in November 1996 with a nine-month term loan bearing interest at LIBOR plus 2.20%.

Scheduled maturities of notes payable at December 31, 1995 are as follows (in thousands):

                       1996                $20,424
                       1997                  6,582
                       1998                  1,815
                       1999                  7,049
                       2000                 27,188
                       Thereafter           23,093
                                           -------
                                           $86,151
                                           =======

Substantially all of the Company's net real estate assets at December 31, 1995, were pledged as collateral under notes payable. Interest capitalized totaled $73,000, $443,000 and $976,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Interest paid totaled $4,907,000, $5,461,000 and $7,451,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

5.  RELATED PARTY TRANSACTIONS

Amounts receivable from and payable to related parties (primarily from two families which are the principal owners of the Company) at December 31, 1994 and 1995 were as follows (in thousands):

                                                 1994      1995
                                                 --------------
          Accounts receivable                  $  109    $  116
          Accounts payable                        252       299
          Notes payable and accrued interest    7,242     8,241

The related party notes payable and compounded interest accrue interest at rates ranging from 5% to 7%, and are due on demand. Generally, the notes and accrued interest are unsecured, however, certain amounts are secured by a second priority lien on certain of the Company's land held for development.

Other related party transactions for the years ended December 31, 1993, 1994 and 1995, respectively were as follows (in thousands):

                                                 1993    1994    1995
                                                 --------------------
             Development fees payable
               to principal owner               $231  $1,000   $ 687
             Interest expense                    310     332     395
             Equipment rent expense              174     175     223
             Lease commissions                     -       -     114

6.  LEASING ACTIVITY

Future minimum rents receivable in accordance with tenant lease terms under noncancelable operating leases as of December 31, 1995 (assuming no renewals) are as follows:

                 1996                 $11,517
                 1997                  11,987
                 1998                  10,950
                 1999                  10,266
                 2000                   8,911
                 Thereafter            26,750
                                       ------
                                      $80,381
                                      =======

Rents and tenants reimbursement revenue from one tenant with leases in six of the Company's buildings totaled 53%, 47% and 36% of total rental and tenant reimbursement revenue for the years ended December 31, 1993, 1994 and 1995, respectively. Accounts receivable from this tenant at December 31, 1994 and 1995 amounted to 17% and 6%, respectively, of the Company's tenant receivable balances (including straight-line rents receivable) at such dates. Future minimum rents receivable from this tenant under noncancelable operating leases as of December 31, 1995, represent 24% in 1996, 23% in 1997, 25% in 1998, 27%
in 1999, 31% in 2000, and 47% thereafter, of total future minimum rents receivable. The lease agreements with this tenant expire in 2005, however, the tenant has early termination options effective on June 30, 1998 and June 30, 2000. Both termination options require one year advance written notice from the tenant.

7.  EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) retirement savings plan covering substantially all employees meeting certain age and service requirements. Employees may contribute up to the lesser of 15% of their annual compensation or the annual statutory limit ($9,240 in 1995) to the plan. The Company's contributions are made on a discretionary basis up to a maximum of 100% of the employees' contributions. Total contributions were $6,000, $6,000 and $6,000 in 1993, 1994 and 1995, respectively.

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Based on interest rates and other pertinent information available to the Company at December 31, 1995, the Company estimates that the carrying value of cash and cash equivalents, accounts receivable, notes payable, line of credit borrowings and other liabilities approximate their fair values when compared to instruments of similar type, terms and maturity. None of the Company's financial instruments are held for trading purposes. The carrying amount of related party accounts receivable and payable, and related party notes and accrued interest payable approximated fair value at the time of the transactions, however, such amounts have not been revalued by a party independent of management.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1995. Although management is not aware of any factors that would significantly affect its estimated fair value of amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date.

9.  PROPOSED MERGER

On August 12, 1996, the Company announced it had reached an agreement to contribute substantially all of its assets and operations to a real estate investment trust ("Weeks Corporation") in a staged transaction for expected aggregate consideration of approximately $164 million, upon its completion. The transaction will generally be structured in the form of a merger of ownership interests.